UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Better Home & Finance Holding Company

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08774B102

(CUSIP Number)

Carl Marcellino

Daniel Forman

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

(212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Steven Sarracino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,306,253 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,306,253 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,306,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (a) 18,339,423 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 7,151,754 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 1,080,188 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 873,305 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 3, L.P., (e) 1,400,933 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 6,111,340 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 26,349,310 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P. Activant Ventures Advisors III, LLC is the general partner of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Ventures Advisors III, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities. Steven Sarracino is Principal of Activant Ventures Advisors III, LLC, and therefore, Mr. Sarracino may be deemed to have beneficial ownership of the shares held by the entities affiliated with Activant Ventures Advisors III, LLC. Mr. Sarracino is also the controlling shareholder of Activant Holdings I, Ltd. Therefore, Mr. Sarracino may be deemed to have voting and dispositive power over the shares held by Activant Holdings I, Ltd. However, Mr. Sarracino disclaims beneficial ownership over the shares, and in all events disclaims pecuniary interest except to the extent of his economic interest.

(2)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2023. .

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures Advisors III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,306,253 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,306,253 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,306,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of (a) 18,339,423 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 7,151,754 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 1,080,188 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 873,305 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 3, L.P., (e) 1,400,933 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 6,111,340 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 26,349,310 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P. Activant Ventures Advisors III, LLC is the general partner of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Ventures Advisors III, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities.

(2)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,306,253 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,306,253 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,306,253 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Consists of (a) 18,339,423 shares of Better Home & Finance Class B common stock held of record by Activant Holdings I, Ltd., (b) 7,151,754 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 1, L.P., (c) 1,080,188 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 2, L.P., (d) 873,305 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 3, L.P., (e) 1,400,933 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 4, L.P., (f) 6,111,340 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III Opportunities Fund 6, L.P., and (g) 26,349,310 shares of Better Home & Finance Class B common stock held of record by Activant Ventures III, L.P. Activant Capital Management, LLC is the investment advisor of Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., and Activant Ventures III Opportunities 6, L.P., the general partner of the entities which own Activant Ventures III, L.P. Therefore, Activant Capital Management, LLC may be deemed to have voting power and dispositive power with respect to the shares hold by these entities.

(2)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below) , as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,349,310
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,349,310

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,349,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Holdings I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,339,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,339,423

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,339,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 1, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,151,754
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,151,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,151,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,080,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,080,188

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,188
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 3, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 873,305
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 873,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 873,305
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 4, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,400,933
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,400,933

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

CUSIP No. 08774B102

1	NAME OF REPORTING PERSON Activant Ventures III Opportunities Fund 6, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,111,340
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,111,340

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,111,340
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based upon 574,407,420 shares of Better Home & Finance Holding Company Class B common stock outstanding, immediately after giving effect to the Business Combination (as defined below), as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on August 28, 2023.

Item 1. Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Better Home & Finance Holding Company, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3 World Trade Center, 175 Greenwich Street, 57th Floor, New York, NY 10007.

Item 2. Identity and Background

(a) – (c) This Statement is being filed jointly by each of Steven Sarracino, a United States citizen, Activant Ventures Advisors III, LLC (“AVA III LLC”) , a Delaware limited liability company, Activant Ventures III, L.P. (“AV III LP”), a Delaware limited partnership, Activant Holdings I, Ltd. (“AH I LTD”), a Cayman Islands company limited by shares, Activant Ventures III Opportunities Fund 1, L.P. (“AV III OPS FUND 1”), a Delaware limited partnership, Activant Ventures III Opportunities Fund 2, L.P. (“AV III OPS FUND 2”), a Delaware limited partnership, Activant Ventures III Opportunities Fund 3, L.P. (“AV III OPS FUND 3”), a Delaware limited partnership, Activant Ventures III Opportunities Fund 4, L.P. (“AV III OPS FUND 4”), a Delaware limited partnership, Activant Ventures III Opportunities Fund 6, L.P. (“AV III OPS FUND 6”), a Delaware limited partnership and Activant Capital Management, LLC (“ACM LLC”), a Delaware limited liability company (collectively, the “Reporting Persons”). Each of the Reporting Persons is principally engaged in the business of investment in securities. The principal business address of each of the Reporting Persons. is 323 Railroad Avenue, Greenwich, CT 06830.. Steven Sarracino is the sole manager and member of AVA III LLC and ACM LLC. Mr. Sarracino’s principal occupation is as Partner and Founder of Activant Capital Group.

AVA III LLC is the general partner of AV III OPS FUND 1, AV III OPS FUND 2, AV III OPS FUND 3, AV III OPS FUND 4, AV III OPS FUND 6, the general partner of the entities which own AV III LP. Therefore, AVA III LLC may be deemed to have voting power and dispositive power with respect to the shares held by these entities. ACM LLC is the investment advisor of AV III LP, AV III OPS FUND 1, AV III OPS FUND 2, AV III OPS FUND 3, AV III OPS FUND 4, and AV III OPS FUND 6, the general partner of the entities which own AV III LP. Therefore, ACM LLC may be deemed to have voting power and dispositive power with respect to the shares held by these entities. Steven Sarracino is Principal of AVA III LLC, and therefore, Mr. Sarracino may be deemed to have the shares held by the entities affiliated with AVA III LLC. AVA III LLC, and Mr. Sarracino disclaims beneficial ownership over the shares, and in all events disclaims pecuniary interest except to the extent of its or his economic interest.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 1, 2023, a copy of which is attached as Exhibit 99.1 to this Schedule 13D, pursuant to which the Reporting Persons have agreed to file this Schedule 13D and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

(d) – (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above.

Item 3. Source and Amount of Funds or Other Consideration

The Shares to which this Schedule 13D relates were received as a result of conversions of previous holdings in Better Holdco, Inc. (“Better Holdco”) in connection with the Business Combination (as further described below). Securities of Better Holdco were acquired using the working capital of the Reporting Persons.

On August 22, 2023, AH I LTD received 18,339,423 shares of Class B Common Stock of the Issuer in exchange for 6,000,000 shares of Series A Preferred Stock of Better Holdco), a Delaware corporation, pursuant to the Agreement and Plan of Merger, dated as of May 10, 2021 (as amended, the “Merger Agreement”), by and among Aurora Acquisition Corp, a Cayman Islands exempted company (“Aurora” and, following the Business Combination, the “Issuer”), Aurora Merger Sub I, Inc. a Delaware corporation and a direct wholly owned subsidiary of Aurora, and Better Holdco. Upon consummation of the business combination contemplated by the Merger Agreement (the “Business Combination”), as described on the Form S-4 (File No. 333-258423) filed by Aurora with the U.S. Securities and Exchange Commission and declared effective on July 27, 2023, the surviving entity of the Business Combination, the Issuer, was renamed “Better Home & Finance Holding Company”.

AV III OPS FUND 1 received 7,151,754 shares of Class B Common Stock of the Issuer in exchange for 2,339,797 shares of Series C Preferred Stock of Better Holdco pursuant to the Merger Agreement.

AV III OPS FUND 2 received 1,080,188 shares of Class B Common Stock of the Issuer in exchange for 353,399 shares of Series D Preferred Stock of Better Holdco pursuant to the Merger Agreement.

AV III OPS FUND 3 received 873,305 shares of Class B Common Stock of the Issuer in exchange for 285,714 shares of Series A Preferred Stock of Better Holdco pursuant to the Merger Agreement.

AV III OPS FUND 4 received 1,400,933 shares of Class B Common Stock of the Issuer in exchange for 458,335 shares of Class B Common Stock of Better Holdco pursuant to the Merger Agreement.

AV III OPS FUND 6 received 6,111,340 shares of Class B Common Stock of the Issuer in exchange for 1,999,411 shares of Series D Preferred Stock of Better Holdco pursuant to the Merger Agreement.

AV III LP received 26,349,310 shares of Class B Common Stock of the Issuer in exchange for 173,866 shares of Class B Common Stock, 788,122 shares of Class O Common Stock, 611,720 shares of Series A Preferred Stock, 6,434,441 shares of Series C Preferred Stock and 612,378 shares of Series D Preferred Stock of Better Holdco pursuant to the Merger Agreement.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Statement are incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as a significant stockholder of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its economic interest in the Issuer. The Reporting Persons may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Mr. Sarracino serves as a member of the Issuer’s board of directors and, in such capacity, expects to considers and vote on, and may discuss with other directors or holders of stock of the Issuer, matters that may come or have come before the Board. As a member of the Issuer’s board of directors, Mr. Sarracino may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Other than as described above, none of the Reporting Persons currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended (the “Securities Act”); and taking any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety.

(c) Except as reported herein, none the Reporting Persons have effected any transactions in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Statement is incorporated by reference in its entirety into this Item 6.

Amended and Restated Registration Rights Agreement

At the closing of the Business Combination, on August 22, 2023, the Issuer, Novator Capital Sponsor Ltd. (the “Sponsor”), Steven Sarracino, AV III OPS FUND 1, AV III OPS FUND 2, AV III OPS FUND 3, AV III OPDS FUND 4, AV III OPS FUND 6, AV III LP, and AV I LTD and certain legacy Better Holdco stockholders entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer is required to register for resale securities held by the stockholders party thereto. The Issuer has no obligation to facilitate or participate in more than two underwritten offerings at the request or demand of the Sponsor or three underwritten offerings at the request or demand of the legacy Better Holdco stockholders. In addition, the holders have certain “piggyback” registration rights with respect to registrations initiated by the Issuer and certain customary block trade rights. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Amended and Restated Registration Rights Agreement.

The Amended and Restated Registration Rights Agreement amends and restates the registration rights agreement that was entered into by the Issuer, Sponsor and the other parties thereto in connection with the Issuer’s initial public offering. The Amended and Restated Registration Rights Agreement will terminate on the earlier of (i) the tenth anniversary of the date of the Amended and Restated Registration Rights Agreement, (ii) with respect to any holder, on the date that such holder no longer holds any Registrable Securities (as defined therein) and (iii) with respect to any holder, at such time as Rule 144 under the Securities Act or another similar exemption under the Securities Act is available for the sale of all such holder’s shares during a three-month period without registration, and without compliance with the public information requirements or volume limitations under such rules and when any restrictive legends on such Registrable Securities have been removed.

Reference to and description of the Amended and Restated Registration Rights Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, which have been filed as Exhibit 99.2 to this Statement and is incorporated herein by this reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated September 1, 2023, by and among Steven Sarracino, Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., Activant Ventures III Opportunities Fund 6, L.P., Activant Ventures III, L.P., Activant Ventures Advisors III, LLC, Activant Capital Management, LLC and Activant Holdings I, Ltd.

Exhibit 99.2	Amended and Restated Registration Rights Agreement, dated as of August 22, 2023, by and among Better Home & Finance Holding Company, Novator Capital Sponsor Ltd., Steven Sarracino, Activant Ventures III Opportunities Fund 1, L.P., Activant Ventures III Opportunities Fund 2, L.P., Activant Ventures III Opportunities Fund 3, L.P., Activant Ventures III Opportunities Fund 4, L.P., Activant Ventures III Opportunities Fund 6, L.P., Activant Ventures III, L.P., Activant Holdings I, Ltd. and certain Persons signatory thereto, incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 28, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2023

By:	/s/ Steven Sarracino
Name:	Steven Sarracino

ACTIVANT VENTURES III OPPORTUNITIES FUND 1, L.P.

By:	Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 2, L.P.

By:	Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 3, L.P.

By:	Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 4, L.P.

By:	Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III OPPORTUNITIES FUND 6, L.P.

By:	Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

ACTIVANT VENTURES III, L.P.

By:	Activant Ventures Advisors III, LLC,
Its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	General Partner

ACTIVANT VENTURES ADVISORS III, LLC

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Sole Manager and Member

ACTIVANT CAPITAL MANAGEMENT, LLC

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Sole Manager and Member

ACTIVANT HOLDINGS I, LTD.

By:	Activant Ventures III Opportunities Fund 2, L.P.

By:	Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member

By:	Activant Ventures III, L.P.

By:	Activant Ventures Advisors III, LLC,
its General Partner

By:	/s/ Steven Sarracino
Name:	Steven Sarracino
Title:	Member